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                           August 18, 2021

       Paul Hastings
       Chief Executive Officer
       Nkarta, Inc.
       6000 Shoreline Court, Suite 102
       South San Francisco, California 94080

                                                        Re: Nkarta, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 12,
2021
                                                            File No. 333-258766

       Dear Mr. Hastings:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              C. Brophy Christensen,
Jr.